Exhibit 99.II-1(bg)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD BE UNLAWFUL

FOR IMMEDIATE RELEASE

21 DECEMBER 2007

RECOMMENDED CASH AND SHARE ACQUISITION

by

INVERNESS MEDICAL INNOVATIONS, INC.

of

BBI HOLDINGS PLC

(TO BE EFFECTED BY MEANS OF A SCHEME OF ARRANGEMENT)

Posting of Scheme Circular

The boards of BBI Holdings plc (“BBI”) and Inverness Medical Innovations, Inc. (“Inverness”) announced on 11 December 2007 that they had reached agreement on the terms of a recommended proposal for the acquisition of the entire issued and to be issued share capital of BBI by Inverness, save for those BBI Shares already owned by the Inverness Group, to be effected by means of a scheme of arrangement (the “Scheme”) under section 425 of the Companies Act 1985 (the “Act”).

BBI now announces that the circular (the “Scheme Circular”) containing, inter alia, the terms and conditions of the Scheme, an explanatory statement (in compliance with section 426 of the Act), notices of the Court Meeting and General Meeting of BBI, a timetable of principal events, and details of the actions to be taken by BBI Scheme Shareholders, is today being posted to all BBI Scheme Shareholders.  BBI optionholders should shortly receive a separate proposal letter on behalf of Inverness for each BBI Share Scheme in connection with which they hold BBI Options setting out full details of a separate offer made to them by Inverness.

As described in the Scheme Circular, to become Effective, the Scheme will require, amongst other things, the approval of a majority in number representing not less than three-fourths in value of the BBI Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting, or at any adjournment thereof and the passing of the resolution necessary to approve matters to give effect to the Scheme at the General Meeting, or at any adjournment thereof. Following the Court Meeting and the General Meeting and the satisfaction (or, where applicable, waiver) of the other Conditions, the Scheme must also be sanctioned by the Scheme Court Order and the associated Capital Reduction must be confirmed by the Reduction Court Order.

Both the Court Meeting and the General Meeting will be held at the offices of BBI’s solicitors, Berry Smith LLP, Haywood House, Dumfries Place, Cardiff, CF10 3GA at 10:30 am and 10:40 am respectively on 16th January 2008.

The expected timetable of principal events in connection with the Scheme is set out in the Appendix to this Announcement.

Copies of the Scheme Circular and Forms of Proxy will be available from the offices of Berry Smith LLP, Haywood House, Dumfries Place, Cardiff, CF10 3GA and from the offices of Cenkos Securities plc, 6.7.8 Tokenhouse Yard, London, EC2R 7AS.  The Scheme Circular may be obtained from the websites of BBI, www.bbigold.com, and Inverness, www.invernessmedical.com.

Enquiries:

BBI Holdings Plc	Inverness Medical Innovations, Inc.

Tel:+44 (0) 2920 747232	Tel:+1 (781) 647 3900

David Evans, Chairman	Doug Guarino

Julian Baines, Chief Executive	(Director of Corporate Relations)

Cenkos Securities plc	IDJ Limited

(Financial adviser, nominated adviser and broker to BBI Holdings Plc)	(Financial adviser to Inverness)

Tel: +44 (0) 20 7397 8900	Tel: +44 (0) 20 7355 1200

Ian Soanes	John Incledon

Adrian Hargrave	David Bolton

The BBI Directors accept responsibility for the information contained in this Announcement.  To the best of the knowledge and belief of the BBI Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this Announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cenkos, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for BBI and no one else in connection with the Proposal and the Scheme and will not be responsible to anyone other than BBI for providing the protections afforded to the clients of Cenkos nor for providing advice in relation to the Proposal and the Scheme or any other matter or arrangement referred to in this announcement.

IDJ Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Inverness and no one else in connection with the Proposal and the Scheme and will not be responsible to anyone other than Inverness for providing the protections afforded to the clients of IDJ Limited nor for providing advice in relation to the Proposal and the Scheme or any other matter or arrangement referred to in this announcement.

The release, publication or distribution of this Announcement in jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable requirements. This Announcement has been prepared for the purposes of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of England.

This Announcement does not constitute an offer to sell or an invitation to purchase or subscribe for any securities or a solicitation of any vote or approval in any jurisdiction whether relating to the Proposal or otherwise. This Announcement does not constitute a prospectus or a prospectus equivalent document. The Proposal will be made solely through the Scheme Circular which contains the full details, terms and conditions of the Proposal, including details of how to vote in respect of the Proposal. BBI Shareholders are advised to read the Scheme Circular carefully  once it has been received.

The New Inverness Shares to be issued in connection with the Proposal have not been and will not be registered under, nor have the relevant clearances been, nor will they be, obtained from the Securities Commission of any province or territory of Canada, nor has any prospectus in relation to the New Inverness Shares been lodged with, or registered by, the Australian Securities & Investments Commission nor any securities authority in Japan.   Accordingly, unless an exemption under the relevant securities law is available, the New Inverness Shares may not be offered, sold, re-sold or delivered, directly or indirectly, into or from Canada, Australia or Japan.

NOTICE TO US SHAREHOLDERS

For US securities law purposes, the exchange offer described in the Scheme Circular will be made for the securities of a foreign company by means of a scheme of arrangement under Section 425 of the United Kingdom Companies Act 1985. The offer is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.   Financial statements relating to BBI  included or incorporated in the Scheme Circular   have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.  It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since BBI is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue BBI or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel BBI and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that Inverness may purchase securities otherwise than pursuant to the Scheme, such as in open market or privately negotiated purchases. BBI is circulating  the Scheme Circular to its shareholders in connection with its solicitation of proxies in connection with the Scheme.  The Scheme Circular contains important information about BBI, Inverness, the Scheme and related matters.  BBI shareholders are urged to read the Scheme Circular carefully.

Words and expressions defined in the Scheme Circular shall, unless the context provides otherwise, have the same meanings in this Announcement.

Appendix

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Time and/or date

Latest time for lodging blue Forms of Proxy for the BBI Court Meeting(3)	10:30 am on 14 January 2008

Latest time for lodging white Forms of Proxy for the BBI Extraordinary General Meeting	10:40 am on 14 January 2008

Voting Record Time(4)	6:00pm on 14 January 2008

BBI Court Meeting	10.30 am 16 January 2008

BBI General Meeting(5)	10.40 am on 16 January 2008

Initial Court Hearing to provide directions in relation to the Scheme	10:30 am on 24 January 2008

Last day of dealings in, and registration of transfers of, and disablement in CREST of, BBI Shares	6.00 pm on 7 February 2008(1)

Scheme Record Time	6.00pm on 7 February 2008(1)

Court Hearing to sanction the Scheme(1)	8 February 2008(1)

Latest time for receipt of green Cash Election Form	6.00 pm on 9 February 2008(2)

Reorganisation Record Date	6.00 pm on 9 February 2008(1)

Delisting of BBI Shares	7.00 am on 11 February 2008(1)

Court Hearing to confirm the Capital reduction	11 February 2008(1)

Scheme Effective Date	12 February 2008(1)

Latest date for despatch of certificates for New Inverness Shares and Cash Consideration due under the Scheme	26 February 2008(1)

(1) These dates are indicative only and will depend, inter alia, on the dates upon which the Conditions are either satisfied or waived (to the extent they are capable of being waived), and the dates upon which the Court sanctions the Scheme and confirms the associated reduction of capital and the Court Order sanctioning the Scheme and confirming the reduction of capital is delivered to the Registrar of Companies in England and Wales and, in respect of the reduction of capital, is registered by the Registrar of Companies in England and Wales.  It may be necessary for more than one court hearing to sanction the Scheme.

(2) At the request of the London Stock Exchange, the latest time and date for receipt of the green Cash Election Form has been extended from the time and date published in the Scheme Circular.

(3) The blue Form of Proxy for the BBI Court Meeting may, alternatively, be handed to BBI’s Registrars on behalf of the Chairman of the BBI Court Meeting at the start of the BBI Court Meeting.

(4) If either of the Meetings is adjourned, then the Voting Record Time for the reconvened Meeting will be 48 hours before the time fixed for the reconvened Meeting.

(5) If the BBI Court Meeting has not been concluded or adjourned prior to the scheduled commencement of the BBI General Meeting, the commencement of the BBI General Meeting will be delayed until the BBI Court Meet1ing has been concluded or adjourned.